THE MAIN STREET
PHOENIX
PROJECT

Characteristics of Acquisitions


BREW PUB

RESTAURANT

Coffee Shop


Rooted in community


Has 5+ employees with a high number of long-term employees


Seller cares deeply for team and longevity of business


Successful/stable pre-COVID